SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 11)

                    Under the Securities Exchange Act of 1934



                          STRATEGIC DISTRIBUTION, INC.
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                                (Name of Issuer)


                          Common Stock, par value $0.10
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                         (Title of Class of Securities)


                                    862701307
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                      (CUSIP Number of Class of Securities)


                              David K. Boston, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                January 24, 2001
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                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13(d)-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box: [ ]


                               Page 1 of 5 Pages

                                  SCHEDULE 13D



----------------------
CUSIP No.  862701307
----------------------

-------- ----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William R. Berkley
-------- ----------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                                (b)  [ ]

-------- ----------------------------------------------------------------------
    3    SEC USE ONLY


-------- ----------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         N/A
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

-------- ----------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                 7      SOLE VOTING POWER

                        325,175 (including 2400 shares which may be acquired
 NUMBER OF              upon exercise of stock purchase options)
  SHARES      --------- -------------------------------------------------------
BENEFICIALLY     8      SHARED VOTING POWER
 OWNED BY
   EACH                 400,000
 REPORTING    --------- -------------------------------------------------------
PERSON WITH      9      SOLE DISPOSITIVE POWER

                        325,175 (including 2400 shares which may be acquired
                        upon exercise of stock purchase options)
              --------- -------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        400,000
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         725,175
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             [ ]

-------- ----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.48%
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    14   TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------



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


          This Amendment No. 11 to Schedule 13D ("Amendment No. 11"), filed on behalf of Mr. William R. Berkley ("Mr. Berkley"), relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Strategic Distribution, Inc. (the "Company"), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the "Commission") on July 20, 1990, as amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994 and December 22, 1995, by Amendments No. 1, 2, 3, 4, 5 and 6, respectively, as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T on June 7, 1996 by Amendment No. 7, and as further amended on January 10, 1997, February 20, 1997 and December 9, 2000, by Amendments No. 8, 9, and 10 respectively.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

          Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

          (a) Mr. Berkley may be deemed to be the beneficial owner of 725,175 shares of Common Stock, as determined under Rule 13d-3. Mr. Berkley holds directly 286,334 shares of Common Stock, 2,400 shares of which are subject to currently exercisable stock options, and may be deemed to hold indirectly 438,841 shares of Common Stock. The shares of Common Stock which may be indirectly owned are held as follows: (i) 38,841 shares of Common Stock directly held by The Berkley Family Limited Partnership (as a general partner of The Berkley Family Limited Partnership, Mr. Berkley may be deemed to be the beneficial owner of such shares); (ii) 200,000 shares of Common Stock directly held by The William R. Berkley 2002 Grantor Retained Annuity Trust (the "Berkley GRAT"), of which Mr. Berkley's spouse is the trustee and his children are the beneficiaries of the Berkley GRAT, and in which Mr. Berkley holds an annuity interest (as a result of his spouse's acting as trustee, Mr. Berkley may be deemed to be the beneficial owner of such shares); and (iii) 200,000 shares of Common Stock directly held by RB Insurance Company Ltd. ("RB Insurance")(as Mr. Berkley is the President and owns 80% of the outstanding capital stock of RB Insurance, he may be deemed to be the beneficial owner of such shares). Such 725,175 shares represent 23.48% of the 3,088,638 issued and outstanding shares, as represented by the Company in its Form 10-Q for the quarterly period ended September 30, 2001 of Common Stock. All share numbers in this Amendment No. 11 give effect to a 1-for-10 reverse split of the Common Stock on May 16, 2001. Mr. Berkley disclaims beneficial ownership of all shares of Common Stock held by the Berkley GRAT, except to the extent of his annuity interest therein.

          (b) Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 286,334 shares of Common Stock which he holds directly (including 2,400 shares which may be acquired upon exercise of stock options). In addition, as a general partner of The Berkley Family Limited Partnership, Mr. Berkley may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 38,841 shares of Common Stock held directly by The Berkley Family Limited Partnership. The shares of Common Stock held by The Berkley Family Limited Partnership, when added to the shares owned directly by Mr. Berkley, total 325,175 shares of Common Stock over which Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition. Mr. Berkley, as President and holder of 80% of


                               Page 3 of 5 Pages
the capital stock of RB Insurance, may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 200,000 shares of Common Stock held directly by RB Insurance. Additionally, because Mr. Berkley's spouse is trustee of the Berkley GRAT, Mr. Berkley may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 200,000 shares of Common Stock owned directly by the Berkley GRAT. The shares of Common Stock owned by RB Insurance when added to the shares of Common Stock owned by the Berkley GRAT, total 400,000 shares of Common Stock over which Mr. Berkley may be deemed to have shared power to vote or to direct the vote or to dispose or to direct the disposition.

          (c) On January 24, 2002, Mr. Berkley (i) transferred without consideration 200,000 shares of Common Stock to the Berkley GRAT and (ii) transferred 200,000 shares of Common Stock to RB Insurance as a capital contribution.

          Other than as set forth in this Item 5(c), Mr. Berkley has effected no transactions in the Common Stock during the last 60 days.




                               Page 4 of 5 Pages

SIGNATURES
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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 30, 2002




                                       WILLIAM R. BERKLEY


                                       ---------------------------
                                       /s/ William R. Berkley




                               Page 5 of 5 Pages